UNITED STATES OF AMERICA
                                   before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

HEC Inc.                                Report for Period
24 Prime Parkway                        January 1, 2000 to
Natick, MA  01760                       March 31, 2000
                                       Pursuant to Rule 24

File No.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by HEC Inc.(HEC), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564(the "Orders"), HEC is authorized to provide energy management services, demand side management services and consulting services. HEC is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended March 31, 2000. See Exhibit A.

2. A narrative description of HEC's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, HEC has duly caused this report to be signed on the eleventh day of April 2000.

                                   HEC Inc.
                                   By:

                                   /s/Linda A. Jensen
                                   Vice President - Finance







                               EXHIBIT A

                                HEC INC.

                         BALANCE SHEET - March 31, 2000


                                      ASSETS


CURRENT ASSETS:                                         2000
                                                    -----------
    Cash and cash equivalents                       $ 1,569,625
    Contract receivables, current,
    less allowance for uncollectibles of $487,126    34,622,029
    Other current assets                              1,165,739
                                                    ------------
                  Total current assets               37,357,393
                                                    ------------
PROPERTY AND EQUIPMENT                                6,222,211
    Less accumulated depreciation and amortization    3,852,534
                                                    ------------
                  Net property and equipment          2,369,677
                                                    ------------
OTHER ASSETS                                         21,333,428

TOTAL ASSETS                                       $ 61,060,498
                                                   ============


                    LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts Payable                                $ 4,329,881
    Accrued Expenses                                  4,245,234
    Accrued Income Taxes                                 97,476
    Short-Term Borrowing NU Moneypool                 3,500,000
                                                   ------------
                  Total current liabilities           12,172,591
                                                    ------------

OTHER LIABILITIES:
    Deferred income tax liability                        449,384
    Other                                             29,275,537
                                                     ------------
                  Total other liabilities             29,724,921
                                                      ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                         100
    Additional paid-in-capital                         19,000,000
    Foreign Currency Exchange
    Retained Earnings                                     162,886
                                                       -----------
          Total stockholder's equity                   19,162,986

          TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY  $61,060,498
                                                      ============





                                   HEC INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED MARCH 31, 2000

REVENUES                                           $ 15,729,325

COST OF REVENUES                                     13,342,730
                                                   ------------
    Gross profit                                      2,386,595

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          1,817,743
                                                    ------------
    Operating income                                    568,852
                                                    ------------
INTEREST INCOME (EXPENSE)
    Interest income                                      92,146
    Interest expense                                   (148,297)
                                                   -------------
                                                        (56,151)
                                                   -------------
    Income before income tax expense                    512,701

INCOME TAX EXPENSE                                      215,334

   Net Income (Loss)                                 $  297,367
                                                   =============






                                      EXHIBIT B

                                       HEC INC.
                       REPORT FOR JANUARY 1 - MARCH 31, 2000


                          NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

HEC provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment retrofits, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment and identification of energy efficiency opportunities; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.